June 14, 2006
VIA EDGAR AND FACSIMILE
Ms. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	Mitcham Industries, Inc. Form 10-K for the fiscal year ended January 31, 2005 File No. 0-25142
Dear Mr. Cash:
     On June 8, 2006, Mitcham Industries, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Form 10-K for the fiscal year ended January 31, 2005 (the “2005 Form 10-K”). As requested by the Staff, the Company is filing concurrently herewith an amendment to its Form 10-K for the fiscal year ended January 31, 2006 (the “2006 Form 10-K/A”) to address the matters raised herein.
     The following responses are for the Staff’s review. For your convenience, we have repeated in bold type each comment of the Staff exactly as given in the Staff’s comment letter.
Item 9A. Controls and Procedures, page 26
II. Evaluation of Disclosure Controls and Procedures
     1. We note your response to prior comment one. Please revise your disclosure to state, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures “are effective as of January 31, 2006 at the reasonable assurance level.”

MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL:
sales@mitchamindustries.com
www.mitchamindustries.com

Response: We acknowledge the Staff’s comments and will revise the disclosure in our 2006 Form 10-K/A accordingly.
     2. We note your belief that you do not have a material weakness in internal controls and that your disclosure controls and procedures are effective as of January 31, 2006 at the reasonable assurance level. We recognize that management is in the best position to reach the appropriate conclusions with regard to whether or not the control deficiencies you identified should result in a conclusion that you have a material weakness in your internal controls or that your disclosure controls and procedures were not effective. However, we believe you must revise your disclosures in the second paragraph to better clarify how you reached these conclusions. Specifically, revise your disclosures to clarify why, not withstanding each restatement, you were able to reach your conclusions. As you indicated in your response, ensure that your revised disclosure clarifies that your SAB 99 analysis related only to the certificate of deposit reclassification.
     Response: We acknowledge the Staff’s comments and will revise the disclosure in our 2006 Form 10-K/A accordingly.
III. Changes in Internal Control over Financial Reporting
     3. We note your response to prior comment five. Revise your disclosures to provide the information you have presented in your response.
Response: We acknowledge the Staff’s comments and will revise the disclosure in our 2006 Form 10-K/A accordingly.
     Should the Staff have any questions or comments, please contact the undersigned at 281.353.4475 or Michael A. Pugh, Chief Financial Officer of Mitcham Industries, Inc. at the same number.

Very truly yours, MITCHAM INDUSTRIES, INC.
By:	/s/ Billy F. Mitcham, Jr.
Billy F. Mitcham, Jr.
President and Chief Executive Officer